Exhibit 99.1

NOT FOR DISTRIBUTION OR PUBLICATION IN OR INTO THE UNITED STATES OR TO U.S. PERSONS

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer, management, as well as financial statements. The Company does not intend to make any public offering of securities in the United States.

21VIANET GROUP, INC.

(Incorporated as a limited liability company under the laws of the Cayman Islands)

Announcement of (i) Completion of the Tender Offer in respect of the outstanding

US$300,000,000 7.000% Senior Notes due 2020 (the “2020 Notes”, ISIN: XS1640517907: Common Code: 164051790) and (ii) Completion of the Issue of US$300,000,000 7.875% Senior Notes due 2021

April 16, 2019 – 21Vianet Group, Inc. (the “Company”) today announced that the settlement of the Tender Offer occurred on April 16, 2019, being the Settlement Date, whereupon the Company has made payments to Noteholders of US$150,839,000 in principal amount of the 2020 Notes validly tendered and not validly withdrawn pursuant to the terms of the Tender Offer.

The Company also announced today that, further to the Company’s announcement on April 9, 2019, all the conditions precedent for the issuance of the US$300 million in aggregate principal amount of the US$-denominated senior notes due 2021 at an interest rate of 7.875% per annum (the “New Notes”) have been fulfilled and the issuance of the New Notes was completed on April 15, 2019. The New Notes have been admitted for listing and quotation on the Singapore Exchange Securities Trading Limited.

Reference is made to the announcement dated April 9, 2019 relating to the Tender Offer and the offering of the New Notes. Capitalized terms used and not otherwise defined in this announcement have the meanings ascribed to them in the Company’s announcement dated April 9, 2019.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, cloud services, and business VPN services to improve the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone. 21Vianet operates in more than 20 cities throughout China, servicing a diversified and loyal base of over 5,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Investor Relations Contact:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jack Wang

+1 (646) 405-4922

IR@21Vianet.com